FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2004

Commission File Number _____0-16174____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

WEBCAST ALERT - FOR IMMEDIATE RELEASE

TEVA TO BROADCAST THIRD QUARTER 2004 EARNINGS LUNCHEON ON THE WEB

Jerusalem, Israel, November 4, 2004 – In conjunction with Teva Pharmaceutical Industries Ltd.'s (Nasdaq:TEVA) Third Quarter 2004 Luncheon, we invite our friends around the globe, who are unable to attend, in person, to listen to the event, which will be broadcast live over the Internet on Thursday, November 4, 2004 at 12:45 p.m. Eastern Standard Time.

What: Teva's Third Quarter 2004 Luncheon (Audio & Slides)

When: Thursday, November 4, 2004 @ 12:45 p.m. EST

Where: www.tevapharm.com or http://www.videonewswire.com/event.asp?id=25618

How: Live over the Internet -- Simply log on to the web at the address above and
              register for the event (approx. 10 minutes before)

If you are unable to participate during the live webcast, the call will be archived on Teva's website at: www.tevapharm.com. To access the replay, go to Investor Relations and click on Conference Calls.

Contact: Dorit Meltzer, ++ 972-3-926-7554
                          Kevin Mannix, (215) 591-8912

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 25 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.

Minimum Requirements to listen to broadcast:
The Windows Media Player software, downloadable free from
http://www.microsoft.com/windows/windowsmedia/EN/default.asp
and at least a 28.8Kbps connection to the Internet. If you experience problems listening to the broadcast, send an e-mail to webcast@multivu.com .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
        Name: Dan Suesskind
        Title: Chief Financial Officer

Date: November 04, 2004